THUNDER
ENERGY
TRUST

400, 321 - 6th [redacted] 1635
Calgary, A[redacted] 1317

thunderenergy.com

January 31, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated January 31, 2007.
2. Press Release dated January 31, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957.

THUNDER ENERGY TRUST | **NEWS RELEASE** | THY.UN

Thunder Energy Trust Releases 2006 Canadian Income Tax Information

The information contained in the press release is based on Thunder Energy Trust's understanding of the Income Tax Act (Canada) and the regulations thereunder. Unitholders should consult their own tax advisors with respect to their particular circumstances.

Calgary, Alberta, January 31, 2007 - Thunder Energy Trust (TSX: THY.UN) today issued the following information, which is intended to assist individual Canadian unitholders of Thunder Energy Trust ("Thunder") in the preparation of their 2006 T1 Income Tax Return.

Trust Units Held Within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2006 T1 Income Tax Return where the Thunder trust units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units Held Outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Thunder trust units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive "T3 Supplementary" slips directly from their broker or intermediary, not from the transfer agent of Thunder. Registered unitholders of Thunder trust units who received cash distributions during the period from the transfer agent, Olympia Trust Company, (and not from a broker or intermediary), will receive "T3 Supplementary" slips directly from Olympia Trust Company. The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2007.

Under Paragraph 12(1)(m) of the Canadian Income Tax Act, taxable amounts allocated by Thunder in 2006 to the unitholders must be reported by the unitholders in their 2006 Income Tax Return.

The taxable amount of distributions (i.e. "Other Income" Box (26) and "Actual amount of dividends" Box (23) on the T3 slips) with respect to record dates from January 1, 2006 up to and including December 31, 2006 will be included in your "T3 Supplementary".

Holders of Thunder trust units who received distributions are required to reduce the Adjusted Cost Base of their units to the extent the distributions constituted a return of capital. The reduction is equal to the cumulative distributions minus cumulative taxable amounts reported as "Other Income" Box (26) and "Actual amount of dividends" Box (23) on their T3 slips. This amount will be included in Box (42) in your "T3 Supplementary".

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the trust units where the owner holds the trust units as a capital property.

The attached "Schedule 1" includes supplementary information on the approximate taxable portion and the approximate tax deferred portion of the 2006 distributions, shown on a per unit basis.

Schedule 1:

Thunder Energy Trust
2006 - T3 Information for Canadian Residents

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Tax Deferred Amount (Box 42) Return of Capital Amount
Jan 23, 2006	Feb 15, 2006	0.15	0.13335	0.01665
Feb 22, 2006	Mar 15, 2006	0.15	0.13335	0.01665
Mar 22, 2006	Apr 17, 2006	0.15	0.13335	0.01665
Apr 24, 2006	May 15, 2006	0.15	0.13335	0.01665
May 23, 2006	Jun 15, 2006	0.12	0.10668	0.01332
Jun 22, 2006	Jul 17, 2006	0.12	0.10668	0.01332
Jul 24, 2006	Aug 15, 2006	0.12	0.10668	0.01332
Aug 22, 2006	Sep 15, 2006	0.12	0.10668	0.01332
Sep 22, 2006	Oct 16, 2006	0.12	0.10668	0.01332
Oct 23, 2006	Nov 15, 2006	0.12	0.10668	0.01332
Nov 22, 2006	Dec 15, 2006	0.12	0.10668	0.01332
Dec 29, 2006	Jan 15, 2007	0.12	0.10668	0.01332
Total Per Unit		**1.56**	**1.38684**	**0.17316**

For further information please contact:

Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

File # 82-34957.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust Releases 2006 U.S. Income Tax Reporting Information

Calgary, Alberta, January 31, 2007 - Thunder Energy Trust (TSX: THY.UN) today announced information necessary for 2006 United States ("U.S.") tax reporting. We believe for U.S. federal income tax purposes, that the units of Thunder should be classified as equity in a corporation, rather than as debt, and that dividends paid to its individual U.S. unitholders should be qualified dividends. As such, the portion of the distributions made during 2006 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon Thunder's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax principles.

With respect to cash distributions paid in 2006 to U.S. individual unitholders, approximately 11.5 percent should be reported as a non-taxable return of capital (to the extent of the unitholder's U.S. tax basis in the units) and approximately 88.5 percent should be reported as qualified dividends.

Thunder is not required to issue Form 1099 DIV's; however, U.S. unitholders may have received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not issue amended Form 1099 DIVs. As a result, incorrect information may be reported to the Internal Revenue Service.

Canadian resident taxpayers should note that the above information has no impact on the Canadian tax information, which will be disclosed separately.

2006 U.S. Income Tax Reporting for Beneficial Shareholders

The following information is being provided to assist individual U.S. unitholders of Thunder who hold their units through a broker or other intermediary in reporting dividends received from Thunder on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2006.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where Thunder trust units are held within a qualified retirement plan.

Trust Units Held Outside of a Qualified Retirement Plan

U.S. individual unitholders who hold their Thunder trust units through a stockbroker or other intermediary should receive tax-reporting information from their stockbroker or intermediary and may need to use the information provided on the attached schedule for a division of the cash distributions between taxable dividend and non-taxable return of capital. We expect that the stockbroker will issue

a Form 1099 - DIV "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. The deadline for mailing a Form 1099 - DIV is January 31, 2007.

The amount included on Line 1b of the Form 1099 - DIV represents dividends that could be eligible for the qualified dividend tax rate. Thunder dividends are "Qualified Dividends" and therefore should be reported on Line 9b of the U.S. federal income tax return (Form 1040) unless the fact situation of the U.S. individual unitholder determines otherwise. Commentary on page 23 of the IRS 2006 Form 1040 Instruction Booklet with respect to "Qualified Dividends" provides examples of individual situations where the dividends would not be "Qualified Dividends". Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends Line 9a (but not line 9b) of your U.S. federal income tax return.

The amount included in Line 3 of the Form 1099 - DIV is generally non-taxable. This amount is non-taxable if it is a return of your cost (or other basis) in the trust units. You must reduce your cost (or other basis) by this amount for calculating capital gain or loss when you sell your units. If this amount exceeds your cost (or other basis), report the excess as a capital gain, even though the Form 1099 - DIV shows the amount as non-taxable.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount included on Line 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)" in order to obtain a foreign tax credit. Information regarding the amount of Canadian tax withheld in 2006 should be available from your stockbroker or other intermediary and is not available from Thunder.

Effective January 1, 2005, the non-taxable return of capital portion of the monthly distributions became subject to a 15% Canadian withholding tax. The amount of Canadian tax withheld on the non-taxable return of capital portion has been aggregated with the Canadian tax withheld on the taxable portion of the distributions and reported on Line 6 of the Form 1099 - DIV.

This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Thunder units. Holders or potential holders of Thunder units should consult their own legal and tax advisors as to their particular tax consequences of holding Thunder units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for you.

Summary of U.S. Tax Information

The following table provides, on a per unit basis, the breakdown of the amount of cash dividends, prior to Canadian withholding tax, paid by Thunder Energy Trust for the period January 1, 2006 to December 15, 2006. The amounts are segregated between the portion of the cash distribution that should be treated as Qualified Dividends and the portion that should be treated as Non-taxable Distributions. The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates. This schedule is for information purposes only. Amounts computed based on the following table may differ from the amounts shown on the Form 1099 - DIV.

Thunder Energy Trust
2006 Cash Distribution Information for Beneficial U.S. Unitholders ($/unit)

Record Date	Payment Date	Distribution Paid Cdn$	Exchange Rate	Distribution Paid US$	Taxable Qualified Dividend US$	Non-Taxable Return of Capital US$
Dec 31, 2005	Jan 16, 2006	0.15	0.86118	0.12918	0.11432	0.01486
Jan 23, 2006	Feb 15, 2006	0.15	0.86648	0.12997	0.11502	0.01495
Feb 22, 2006	Mar 15, 2006	0.15	0.86558	0.12984	0.11491	0.01493
Mar 22, 2006	Apr 17, 2006	0.15	0.87321	0.13098	0.11592	0.01506
Apr 24, 2006	May 15, 2006	0.15	0.89751	0.13463	0.11915	0.01548
May 23, 2006	Jun 15, 2006	0.12	0.89510	0.10741	0.09506	0.01235
Jun 22, 2006	Jul 17, 2006	0.12	0.88324	0.10599	0.09380	0.01219
Jul 24, 2006	Aug 15, 2006	0.12	0.89087	0.10690	0.09461	0.01229
Aug 22, 2006	Sep 15, 2006	0.12	0.89350	0.10722	0.09489	0.01233
Sep 22, 2006	Oct 16, 2006	0.12	0.87843	0.10541	0.09329	0.01212
Oct 23, 2006	Nov 15, 2006	0.12	0.87804	0.10536	0.09324	0.01212
Nov 22, 2006	Dec 15, 2006	0.12	0.86401	0.10368	0.09176	0.01192
Total Per Unit		**1.59**		**1.39657**	**1.23597**	**0.16060**

This information is not exhaustive of all possible U.S. tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Thunder units. Holders or potential holders of Thunder units should consult their own legal and tax advisors as to their particular tax consequences of holding Thunder units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for you.

For further information please contact:

Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

END